EXHIBIT 99.2

O2Micro® Reports Third Quarter Earnings and Record High Revenue

SANTA CLARA, Calif. & GEORGE TOWN, Grand Cayman—(BUSINESS WIRE)—Nov. 2, 2005—O2Micro® International Limited (Nasdaq:OIIM), a leading supplier of innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets, reported its financial results today for the third quarter ended September 30, 2005.

Net sales for the third quarter were $28.0 million. Third quarter record high revenue of $28.0 million was an increase of 9% from the preceding quarter, and an increase of 27% from the comparable quarter of the prior year. Earnings per share for the third quarter, fully diluted, were 7 cents per share, compared to 7 cents per share in the preceding quarter and 8 cents per share in the comparable quarter of the prior year.

Net income for the third quarter of $2.9 million was a decrease of 4% from the preceding quarter, and a decrease of 7% from the comparable quarter of the prior year. Third quarter R&D expenditures were $6.6 million, an increase of 6% from the preceding quarter, and an increase of 35% from the comparable quarter of the prior year.

“O2Micro was again profitable in Q3. The company continues to build its base for future growth with additions to key engineering resources, and product and patent portfolios. During Q3, O2Micro received 13 patent issues with 465 claims. As of September 30th, O2Micro has 116 issued patents with 3,055 issued claims,” commented Sterling Du, Chairman and CEO of O2Micro.

Conference Call: O2Micro will hold its third quarter conference call today at 2:00 p.m. PST, 5:00 p.m. EST. You may participate by dialing (800) 289-0730, or (913) 981-5509 (for International participants), no pass code required. A replay of the call will be available by phone until November 9th by dialing (888) 203-1112, pass code #8426898 or (719) 457-0820 (for International participants), pass code #8426898. A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the site for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus® and Security products, such as VPN/Firewall system solutions.

O2Micro International maintains an extensive portfolio of intellectual property with 3,076 patent claims granted, and over 5,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus and combinations thereof are registered trademarks of O2Micro.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding our future growth, expansion of our product and patent portfolios, legal expenditures, litigation activity and other statements regarding O2Micro’s or management’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro’s products due to adverse economic conditions in general or specifically affecting O2Micro’s markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company’s initial public offering in August 2000, Form F-3 in connection with the company’s public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:

Gil Goodrich

Director of Investor Relations, O2Micro

Phone: 408-987-5920, Ext. 8013

Email: gil.goodrich@o2micro.com

O2Micro International Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
	Unaudited		Unaudited
NET SALES	$28,047	$22,093	$76,960	$68,354
COST OF SALES	10,738	8,793	29,259	27,917

GROSS PROFIT	17,309	13,300	47,701	40,437

OPERATING EXPENSES
Research and development	6,617	4,915	18,207	14,157
Selling, general and administrative	5,064	3,866	14,824	11,380
Patent litigation	2,716	1,818	7,849	3,546

Total Operating Expenses	14,397	10,599	40,880	29,083

INCOME FROM OPERATIONS	2,912	2,701	6,821	11,354

NON-OPERATING INCOME (EXPENSES)
Interest income	651	448	1,943	933
Impairment loss on long-term investments	—	—	—	—
Gain on sale of long-term investments	—	—	—	340
Foreign exchange gain (loss)	(371)	(80)	(509)	(111)
Other - net	92	12	160	22

Total Non-operating Income	372	380	1,594	1,184

INCOME BEFORE INCOME TAX	3,284	3,081	8,415	12,538

INCOME TAX EXPENSE	432	12	494	1,115

NET INCOME	2,852	3,069	7,921	11,423

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries	(492)	(75)	(324)	(14)
Unrealized gain (loss) on available-for-sale securities	(313)	242	(613)	175

Total Other Comprehensive Income (Loss)	(805)	167	(937)	161

COMPREHENSIVE INCOME	$2,047	$3,236	$6,984	$11,584

EARNINGS PER SHARE:
Basic	$0.07	$0.08	$0.20	$0.29

Diluted	$0.07	$0.08	$0.20	$0.28

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	39,159	39,117	39,214	39,146

Diluted (in thousands)	40,389	39,722	39,931	40,220

O2Micro International Limited and Subsidiaries

Consolidated Balance Sheets

(In Thousand U.S. Dollars, Except Share Amounts)

	Sept. 30, 2005	Dec. 31, 2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$40,662	$56,320
Restricted cash	4,097	1,887
Short-term investments	70,468	63,768
Accounts receivable - net	13,352	9,431
Inventories	13,479	11,231
Prepaid expenses and other current assets	8,197	4,491

Total Current Assets	150,255	147,128

LONG-TERM INVESTMENTS	16,384	11,781

LAND, PROPERTY AND EQUIPMENT - NET	18,742	10,758

OTHER ASSETS
Restricted assets - net	13,030	13,873

Other Assets	2,876	1,656

TOTAL ASSETS	$201,287	$185,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$7,307	$3,635
Income taxes payable	3,465	3,751
Accrued expenses and other current liabilities	12,103	7,029

Total Current Liabilities	22,875	14,415

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.001 par value per share Authorized - 5,000,000 shares	—	—
Ordinary shares at $0.001 par value per share Authorized - 95,000,000 shares Issued - 39,283,125 and 39,188,062 shares as of September 30, 2005 and December 31, 2004, respectively	39	39
Additional paid-in capital	140,907	139,581
Accumulated other comprehensive loss	(1,047)	(110)
Retained earnings	38,513	31,271

Total Shareholders’ Equity	178,412	170,781

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$201,287	$185,196